Mail Stop 3010

November 9, 2009

Via U.S. Mail and Facsimile 866.618.0806

Mr. Christopher J. Lafond
Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700

> **Re:** **Gartner, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 20, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **Filed October 30, 2009**
> **File No. 1-14443**

Dear Mr. Lafond:

We have reviewed your filings and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business

General

1.   We note your discussion on page 8 in the *Risk Factors* section that a significant
        amount of your revenues are derived from contracts with U.S. government, state
        and local governments and their respective agencies. In future filings, as
        applicable, please indicate the portion of your backlog not reasonably expected to
        be filled within the current fiscal year. Refer to Item 101(c)(vii) of Regulation S-
        K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations.

Obligations and Commitments, page 26

2.   We note that your contractual cash commitments due in less than one year totaled
        $92.5 million. It does not appear that the entire amount of $177.75 million of the
        Current portion of long-term debt as disclosed on your consolidated balance
        sheets was included in this table. Please advise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk, page 28

3.   Considering that fluctuations may vary significantly by currency, in future filings
        please provide disclosure indicating the currencies to which you are primarily
        exposed, as well as a sensitivity analysis for each currency that may have an
        individually significant impact on future earnings. Where currencies have been
        aggregated, please disclose the reasons why such presentation is considered to be
        appropriate.

Item 8. Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Accounting Firm, page 34

4.   We note that your financial statement audits as of and for the years ended
        December 31, 2008, 2007 and 2006 were conducted in accordance generally
        accepted auditing standards as established by the Auditing Standards Board (U.S.)
        and the auditing standards of the Public Company Accounting Oversight Board
        ("PCAOB") (U.S.). Please tell us whether your audit was conducted in

accordance with the auditing *and related professional practice standards* of the PCAOB and if so, amend your filing to include an audit opinion stating such.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 29

5.   In future filings, please provide a statement that your registered public accounting firm has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

Form 10-Q for the period ended September 30, 2009

Item 6. Exhibits

Exhibits 31.1 and 31.2

6.   We note that you have made certain modifications to the exact form of the required certifications including modifying the language "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of these and other modifications in future filings, as certifications required must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at 202.551.3473 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief